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                          August 3, 2021

       Harry Stylli, Ph.D.
       Chairman and Chief Executive Officer
       Progenity, Inc.
       4330 La Jolla Village Drive, Suite 200
       San Diego, CA 92122

                                                        Re: Progenity, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 30, 2021
                                                            File No. 333-258301

       Dear Dr. Stylli:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Deanna
Virginio at 202-551-4530 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Ryan A. Murr, Esq.